

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Via E-mail
H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

> **Re:** **Provectus Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File Number: 000-9410**

Dear Mr. Dees:

We have reviewed your May 23, 2011 response to our May 11, 2011 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to the comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
4. Equity Transactions, page F-11

1. Please refer to comment one in your letter dated April 27, 2011. Your response states that the preferred stock should be classified outside of permanent stockholders' equity because it is redeemable upon the occurrence of an event that is not solely within the control of the issuer. Please tell us whether the events which trigger the company's obligation to redeem the preferred stock for cash, i.e. "a merger or other corporate reorganization in which the Corporation's stockholders shall receive cash or securities of another corporation or entity … or any transaction in which all or substantially all of the assets of the Corporation are sold" are subject to Board approval pursuant to State law. Refer to paragraphs 10 and 11 of ASC 480-10-S99-3A.

2. We are still evaluating your response to comment one in your response letter dated May 23, 2011. In the meantime, please confirm that, in your future period reports, you will revise the amount disclosed as the beneficial conversion feature.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant